UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

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Other Matters

Graphex Group Limited (OTC Expert Market) | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares (“ADSs”) that are traded on the OTC Expert Market. Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we published the announcement that is attached to this Report (the “Announcement”) that announced that on 1 December 2025 (Hong Kong time and after trading hours) (1) Happy Growth Group Limited, a company incorporated in the British Virgin Islands, a wholly-owned subsidiary of the Company (“Vendor”), (2) M2i Global, Inc., a Nevada corporation, the common shares of which are listed and traded on OTCQB market under ticker symbol: “MTWO” (the “Purchaser”), and (3) Graphex Technologies LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of the Company (the “Disposal Company”), entered into an agreement (the “Agreement”) pursuant to which the Vendor has conditionally agreed to grant, and the Purchaser has conditionally agreed to acquire, an option (the “Option”) at the Option consideration of US$500,000 (equivalent to HK$3,900,000) in cash, whereby the Purchaser may within the Option term and subject to the fulfilment of all of the conditions precedent at its discretion call upon the Vendor to proceed with the Possible Disposal to sell the Sale Units, representing 100% of the issued and outstanding limited liability Units of the Disposal Company (“Sale Units”), to the Purchaser for the Sale Units consideration of US$100,000,000 (equivalent to HK$780,000,000), which will be satisfied in cash and shares of Purchaser. The terms of this transaction, including without limitation, the conditions precedent, are summarized in the Announcement that is attached to this Report as Exhibit 99.1. The definitive agreement will include the terms and conditions summarized in the Announcement including that Vendor will not compete on any of the graphite products that are manufactured by the Disposal Company by applying the specified patents and licensed patents within the North America, Australia, New Zealand and Europe including Ukraine, Japan, Republic of Korea and Africa and that we will provide technical support for a period of up to 5 years from the closing of the sale under the definitive agreement. The Agreement includes that we will not, directly or indirectly, solicit or enter into an agreement for the sale of the Sale Units for so long as the Agreement is in effect. There can be no assurance that the Option will be exercised by Purchaser or that if exercised that the definitive agreements will be executed and delivered.

The information provided in this Report described above is not complete and subject to the terms and provisions set forth in the Announcement (and the description herein are qualified in their entirety by reference to the Announcement). The information in this Report is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: December 2, 2025

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement regarding Option Purchase Agreement Proposed Mandate In Relation To The Possible Very Substantial Disposal of An Indirect Wholly-Owned Subsidiary of The Company

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